SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                         TECUMSEH PRODUCTS COMPANY
                             (Name of Issuer)

                   Class B Common Stock, $1.00 Par Value
                      (Title of Class of Securities)

                                878895 10 1
                              (CUSIP Number)

       John W. Gelder, Miller, Canfield, Paddock and Stone, P.L.C.,
          150 W. Jefferson, Suite 2500, Detroit, Michigan 48226,
                              (313) 496-7530
       (Name, Address, and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              March 28, 1995
          (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
     13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878895 10 1
___________________________________________________________________________

(1)  Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
     Persons

     Catherine R. Cobb/S.S. No. ###-##-####
___________________________________________________________________________

(2)  Check the Appropriate Row If a Member of a Group  (See Instructions)
     (a)
     (b)
___________________________________________________________________________

(3)  SEC Use Only
___________________________________________________________________________

(4)  Source of Funds  (See Instructions)   (not applicable)
___________________________________________________________________________

(5) Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)
___________________________________________________________________________

(6)  Citizenship or Place of Organization  United States of America
___________________________________________________________________________

                     (7)  Sole Voting Power: 0
Number of           _______________________________________________________
Shares
Beneficially         (8)  Shared Voting Power: 0
Owned by            _______________________________________________________
Each
Reporting            (9)  Sole Dispositive Power: 0
Person              _______________________________________________________
with
                    (10)  Shared Dispositive Power: 0
___________________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     0
___________________________________________________________________________

(12) Check If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
___________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11)  0.0%
___________________________________________________________________________

(14) Type of Reporting Person  (See Instructions)  IN
___________________________________________________________________________

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)


     The Schedule 13D previously filed by Catherine R. Cobb ("CRC") is hereby amended by amending paragraphs (a) and (b) of Item 5 to read in their entirety as set forth below, and by adding to Item 5 a new paragraph
(e) reading as set forth below:

Item 5.   Interest in Securities of the Issuer.

     (a) CRC does not beneficially own (within the meaning of Rule 13d-3) any of the Class B Common Stock, $1.00 par value ("Class B Stock"), of Tecumseh Products Company.

     (b) CRC has no power (sole or shared) to vote or direct the vote, or to dispose or direct the disposition, of any shares of Class B Stock.

     (e) On March 28, 1995, CRC resigned from her positions as a trustee of Herrick Foundation, a Michigan nonprofit corporation ("Herrick Foundation"), and as a trustee of trusts for the benefit of Kenneth G. Herrick and his descendants (the "KGH Trusts"). By virtue of such positions, prior to her resignation, CRC had shared voting power and shared dispositive power with respect to shares of the Class B Stock owned by Herrick Foundation and the KGH Trusts. As a result of such resignation, on March 28, 1995, CRC ceased to be the beneficial owner (within the meaning of Rule 13d-3) of any of the Class B Stock.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                              March 11, 1995
                              (Date)


                              Catherine R. Cobb
                              (Name)



                              By: /s/ John W. Gelder
                                  (Signature)

                                   John W. Gelder, Attorney-in-Fact

                                                            Conformed Copy

                               POWER OF ATTORNEY

     The undersigned, CATHERINE R. COBB, hereby appoints JOHN W. GELDER, KENT E. SHAFER, and KAREN A. McCOY (each an "Attorney"), and each of them severally, the undersigned's true and lawful attorney to execute and file in the undersigned's name, place, and stead any and all Schedules 13D and 13G, including any amendments thereto and all instruments necessary or incidental in connection therewith (collectively, "Schedules"), that the undersigned may be required to file (including filings voluntarily made earlier than required) with the Securities and Exchange Commission or any other person as a result of the undersigned's ownership of or transactions in securities of Tecumseh Products Company (the "Corporation"). Each of the Attorneys shall have full power and authority to do and perform in the name and on behalf of the undersigned, in any and all capacities, every act whatsoever requisite or necessary to be done in connection with Schedules as fully, and for all intents and purposes, as the undersigned might or could do in person, the undersigned hereby ratifying and approving the acts of the Attorneys and each of them. The authority of each of the Attorneys under this Power of Attorney shall continue until the undersigned is no longer required to file any Schedules with regard to the undersigned's ownership of or transactions in securities of the Corporation, unless earlier revoked in writing. The undersigned acknowledges that none of the Attorneys is assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934 or any other responsibilities of the undersigned.


Date:  February 4, 1993



Signature:  /s/ Catherine R. Cobb
              CATHERINE R. COBB